25002180

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-28378

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MASON SECURITIES, INC.

SEC Mail Processing
FEB 2 7 2025
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11921 FREEDOM DRIVE, SUITE 1000
(No. and Street)

RESTON	VA	20190
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL ROETHEL	(703)716-6000	MROETHEL@MASONCOMPANIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Batchelor, Tillery & Roberts, LLP
(Name – if individual, state last, first, and middle name)

3605 GLENWOOD AVE., STE 350	RALEIGH	NC	27612
(Address)	(City)	(State)	(Zip Code)

	3675
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, SCOTT GEORGE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MASON SECURITIES, INC., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TONIA MARIE JONES
Notary Public
Commonwealth of Virginia
Registration No. 7040724
My Commission Expires Feb 28, 2026

Signature: ______________________

Title: PRESIDENT

Tonia Marie Jones

Notary Public

SEC Mail Processing
FEB 27 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements
and Supplementary Financial Information

MASON SECURITIES, INC.

Reston, Virginia

December 31, 2024

CONTENTS

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

Mr. Scott George
Mason Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition for Mason Securities, Inc. (the "Company") as of December 31, 2024, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in schedules I-III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the company's auditor since 2024.

Raleigh, North Carolina
February 20, 2025

STATEMENT OF FINANCIAL CONDITION

MASON SECURITIES, INC.

	December 31, 2024
ASSETS	
CURRENT ASSETS	
Cash	$ 10,222
Concessions and commissions receivable	5,000
Due from related party	632,059
TOTAL CURRENT ASSETS	647,281

LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Commissions payable	$ 250
TOTAL CURRENT LIABILITIES	250
STOCKHOLDER'S EQUITY	
Common stock, par value $.01, authorized 1,000 shares, issued and outstanding 100 shares	1
Additional paid-in capital	25,599
Retained earnings	621,431
	647,031
	$ 647,281

See Notes to Financial Statements

STATEMENT OF INCOME

MASON SECURITIES, INC.

	Year Ended December 31, 2024
INCOME	
Concession and commission income	$ 47,792
Management Fee	362,868
Interest income	0
	410,660
EXPENSES	
Operating expense	50,023
Salaries and related expense	325,747
IT expenses	11,322
Occupancy expenses	14,580
Commission expense	2,638
	404,310
NET INCOME BEFORE INCOME TAXES	6,351
Income Tax Expense	1,635
NET INCOME	$ 4,716

STATEMENT OF STOCKHOLDER'S EQUITY

MASON SECURITIES, INC.

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2023	$ 1	$ 25,599	$ 616,715	$ 642,315
Net Income for the year ended December 31, 2024	0	0	4,716	4,716
BALANCE, December 31, 2024	$ 1	$ 25,599	$ 621,431	$ 647,031

See Notes to Financial Statements

STATEMENT OF CASH FLOWS

MASON SECURITIES, INC.

	Year ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 4,716
Effects of changes in income and expense accruals:	
Concessions and commissions receivable	0
Commissions payable	0
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,716
CASH FLOWS FROM FINANCING ACTIVITIES	
Due from related party	(10,759)
NET DECREASE IN CASH	(6,043)
Cash, beginning of the year	16,265
CASH, END OF YEAR	$ 10,222

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

December 31, 2024

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Mason Securities, Inc. (the Corporation), a wholly owned subsidiary of Mason International, Inc. (the Parent), is a securities brokerage firm providing its customers with brokerage services to trade mutual funds, limited partnerships, individual stocks, and bonds. The Corporation's clients are individuals and institutions throughout the United States. The Corporation does not have custody of client accounts or hold securities. Securities are held by third parties and transactions are cleared through a clearing corporation.

The Corporation qualifies under Rule 15c3-3(k)(1) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Corporation uses accrual basis accounting for financial statement purposes and cash basis accounting for income tax reporting. A consolidated income tax return is filed with the Parent.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation records 12b-1 trailer commission revenue and insurance asset revenue when earned. Typically, these commission revenues are received in the month following the period when the income is earned and a monthly accrual is made based on a best estimate of incoming revenue. The commission revenue will fluctuate depending upon the asset values of select mutual funds.

Cash, as used in the accompanying financial statements, includes currency on hand in a bank account.

NOTE B - INCOME TAXES

Statements of Financial Accounting Standards require companies to disclose unrecognized tax benefits and liabilities. The Corporation is a wholly owned subsidiary under the Parent. Management has evaluated the effect of the guidance and all other tax positions that could have a significant effect on the financial statements and determined that the Corporation had no uncertain tax positions at December 31, 2024 which required disclosing or recognition.

NOTE B - INCOME TAXES (continued)

The Parent, by agreement, is responsible for any tax liability of the consolidated group. With limited exceptions, the Parent is no longer subject to income tax examination for any years earlier than 2020. During the years ended December 31, 2024, the Corporation recorded its share of the federal and state income taxes, which remain the liability of the Parent. For the year ended December 31, 2024, Federal and state income tax expense totaled $1,635. The offsetting entry was recorded in the due from related party account.

NOTE C - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Corporation had no liabilities that were subordinated to general creditors for the years ended December 31, 2024.

NOTE D – SEGMENT REPORTING

Mason Securities, Inc. is engaged as a securities broker-dealer in a single line of business restricted to this entity. Mason Securities, Inc. has identified its President, Scott George, as the chief operating decision maker ("CODM") who uses financial reports such as those contained in this audit report as well as FOCUS reports to evaluate the results of the business to manage the company. The statement of income on page 3 presents the segment revenue and expenses for the year ended December 31, 2024.

NOTE E - RELATED PARTY TRANSACTIONS

Mason Associates, Inc., a sister corporation, is paid management fees for providing all management services to the Corporation. The current method of determining management fees is based on direct labor. As a result of transactions and short-term loans between these related entities, Mason Associates, Inc. owed the Corporation $632,059 for the year ended December 31, 2024.

In addition, Mason Associates, Inc. allocates certain office and employee benefits expenses to the Corporation. Total expenses allocated to the Corporation for the year ended December 31, 2024 were $40,680.

Mason Securities, Inc. and Mason Associates, Inc. are wholly owned subsidiaries of Mason International, Inc.

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

December 31, 2024

NOTE F - OFFICE LEASE

The Corporation occupies space that is leased by the Parent Corporation. It pays its pro-rata share of the Parent Corporation's lease expense as part of its monthly payment for office services. The rent component of office services expense for the years ended December 31, 2024 was $14,580, all of which was paid to the Parent Corporation.

NOTE G - PROFIT SHARING PLAN

The Corporation provides a salary reduction/profit sharing plan under the provisions of Internal Revenue Code section 401(k). The Safe Harbor plan covers all full time employees who have completed three months of service. Contributions to the 401(k) plan by the Corporation are involuntarily made up to a maximum amount of 3% of salary deferred. For the year ended December 31, 2024, the Corporation made contributions of $13,296 to the plan.

NOTE H - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Corporation's aggregate indebtedness, whichever is greater.

The Corporation's aggregate indebtedness to net capital ratio was 2.51 to 1. At December 31, 2024, the Corporation had net capital of $9,972 which was $4,972 in excess of its required net capital of $5,000.

NOTE I – REVENUE FROM CUSTOMER CONTRACTS

The Corporation acted in the past as an introducing broker-dealer between customers, insurance companies, and mutual fund companies. The Corporation collects a trailer rate percentage as part of these contracts. Revenues are estimated and recognized in the month before payment is received from the insurance and mutual fund companies based on past receipts. The Corporations 2024 revenues from contracts subject to Topic 606 from insurance companies totaled 6.7% of total gross revenues while receipts from mutual fund companies totaled 4.9% of total gross revenues.

NOTE J - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Corporation grants credit terms in the normal course of business to its clearing brokers for payment of commissions or customer trades. As part of its ongoing procedures, the Corporation monitors the credit worthiness of its clearing broker.

The Corporation maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Corporation has not experienced any losses in such accounts. Management believes the Corporation is not exposed to any significant risk related to cash.

NOTE K- FAIR VALUE MEASUREMENTS

Unless otherwise noted, the Corporation estimates that the fair value of all financial and non-financial instruments at December 31, 2024 does not differ materially from the aggregate carrying values recorded in the accompanying statements of financial condition. The estimated fair value amounts have been determined by the Corporation using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Corporation could realize in a current market exchange.

NOTE L - SUBSEQUENT EVENTS

Management evaluated all events and transactions that occurred after December 31, 2024 through February 20, 2025, the date we issued these financial statements.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

MASON SECURITIES, INC.

		December 31, 2024
Total Stockholder's equity		$ 647,031
Deduct: non-allowable assets		637,059
Deduct: haircut valuation		0
	NET CAPITAL	$ 9,972

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2024.

SCHEDULE II / SCHEDULE III

MASON SECURITIES, INC.

December 31, 2024

Schedule II:

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the rule. The Company does not hold funds or securities for, or owe money or securities to customers.

Schedule III:

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the rule. The Company did not maintain possession or control of any customer funds or securities.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mason Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mason Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (1) (exemption provisions), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 20, 2025

MASON
SECURITIES, INC.

P: (703) 716-6000
F: (703) 716-6020
E: info@masoncompanies.com

11921 Freedom Drive, Suite 1000, Reston, VA 20190
masoncompanies.com

EXEMPTION REPORT SEA

RULE 17a-5(d)(4)

January 22, 2025

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom It May Concern,

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a- 5(d)(4):

Mason Securities, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(1) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2024.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception. The above statement is true and correct to the best of my and the Company's knowledge.

Name: Scott. S. George

Title: President